

October 11, 2012

Via E-mail
Mr. Leroy M. Ball
Chief Financial Officer
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

      Re: **Koppers Holdings Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 27, 2012
              Form 10-Q for the Fiscal Quarter Ended June 30, 2012
              Filed August 9, 2012
              File No. 1-32737

Dear Mr. Ball:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Cash Flow - Net Cash Provided by Operating Activities, page 36

1.   We note your disclosure that net cash from operating activities decreased by approximately $28 million between periods, primarily due to increased requirements for working capital. In future filings, please quantify and discuss the increased requirements for working capital, including explaining the reasons for significant changes in accounts receivables, inventories, accounts payable, accrued liabilities, and other working capital items between periods, as applicable.

Critical Accounting Policies, page 39

2. It appears to us that your current disclosures are not specific and do not adequately convey the impact critical accounting policies and estimates have had on your financial statements or the impact that changes in such policies and estimates could have in the future. Please revise future filings to quantify and discuss the specific impact of critical policies and estimates as well as the potential impact of changes in such policies and estimates on your financial statements. At a minimum, please revise future filings to:

    - Quantify and explain the reasons for changes in the expenses you recorded related to each critical policy or estimate during each period presented;
    - In regard to goodwill, disclose the number and nature of your reporting units that include goodwill and clarify how you determined your reporting units;
    - In regard to income taxes, quantify the amount of taxable income you will be required to generate to fully realize your deferred tax assets, as well as the time period the taxable income will be required to be generated; and
    - In regard to pension and postretirement obligations, quantify the potential impact of changes in material assumptions related to each obligation.

Item 8. Financial Statements and Supplementary Data, page 42

Note 22. Subsidiary Guarantor Information for Koppers Inc. Senior Notes, page 78

3. Please revise future annual and quarterly filings to disclose, if accurate, that Koppers Inc. and each guarantor subsidiary is "100% owned" by the parent company and that all guarantees are joint and several, as required by Rule 3-10(i)(8) of Regulation S-X or, if not accurate, please explain to us how your condensed consolidating financial statements comply with Rule 3-10 of Regulation S-X. This comment is also applicable to note 23.

Note 23. Subsidiary Guarantor Information for Shelf Registration, page 82

4. Based on your disclosure that the guarantor subsidiaries that issue guarantees will be determined when a debt offering actually occurs, please more fully explain to us how these condensed consolidating financial statements were prepared, what they represent, and why they are provided.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Item 1. Financial Statements, page 2

Note 3. Discontinued Operations, page 5

5. We note that in December 2011, you ceased manufacturing operations at your carbon black facility located in Kurnell, Australia and that this business was reclassified to discontinued operations in the first quarter of 2012 as run-off activities were completed.

Please more fully explain to us the extent of your carbon black manufacturing, including if it is produced at any of your other facilities.

Note 16. Commitments and Contingent Liabilities, page 14

6.   For those matters in which you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief